UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 1)*

                       CLEARPOINT BUSINESS RESOURCES, INC.
                  (formerly Terra Nova Acquisition Corporation)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    88101E102
                                 (CUSIP Number)

                                February 28, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |X| Rule 13d-1(c)
                  |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88101E102

 1. Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

                  Jack Silver
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
    ----------------------------------------------------------------------------

(b)      X
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3. SEC Use Only

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4. Citizenship or Place of Organization
                  United States citizen
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Number of            5. Sole Voting Power               1,471,690
                                               ---------------------------------
Shares Bene-
Ficially             6. Shared Voting Power             0
                                               ---------------------------------
Owned by
Each Reporting       7. Sole Dispositive Power          1,471,690
                                               ---------------------------------
Person   With:
                     8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,471,690
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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11. Percent of Class Represented by Amount in Row (9)
                  10.0%
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12.      Type of Reporting Person (See Instructions)
                  IN
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

CUSIP No. 88101E102

Item 1.

         (a) Name of Issuer:

                           ClearPoint Business Resources, Inc.
                           (formerly Terra Nova Acquisition Corporation)

         (b) Address of Issuer's Principal Executive Offices:

                           1600 Manor Drive, Suite 110
                           Chalfont, PA 18914

Item 2.

         (a) Name of Person Filing:

                           Jack Silver

         (b) Address of Principal Business Office or, if none, Residence:

                           SIAR Capital LLC
                           660 Madison Avenue
                           New York, NY 10021

         (c)      Citizenship:

                           United States

         (d) Title of Class of Securities:

                           Common Stock

         (e) CUSIP Number:

                           88101E102

Item  3.  If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
240.13d-2(b) or (c), check whether the person filing is a:

(a)   |_| Broker or Dealer registered under Section 15 of the Act

(b)   |_| Bank as defined in section 3(a)(6) of the Act

(c)   |_| Insurance Company as defined in section 3(a)(19) of the Act

(d)   |_|  Investment  Company  registered  under  section  8 of the  Investment
           Company Act

(e)   |_|  Investment  Adviser  registered  under section 203 of the  Investment
           Advisers Act of 1940

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CUSIP No. 88101E102

(f)   |_|  Employee  Benefit  Plan or  endowment  Fund in  accordance  with Rule
           13d-1(b)(1)(ii)(F);

(g)   |_| Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (c)

            As of February 28, 2007, Jack Silver beneficially owns 1,471,690 shares of Common Stock of ClearPoint Business Resources, Inc. representing 10.0% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include: (i) 645,000 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Mr. Silver is the trustee; and (ii) 826,690 shares of Common Stock issuable upon exercise of warrants held by Sherleigh Associates Inc. Defined Benefit Pension Plan, a trust of which Mr. Silver is the trustee.

            Mr. Silver has the sole voting and dispositive power with respect to all 1,471,690 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

CUSIP No. 88101E102

Item 10.  Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      March 5, 2007
                                      ------------------------------------------
                                      Date

                                      /s/ Jack Silver
                                      ------------------------------------------
                                      Signature

                                      Jack Silver
                                      ------------------------------------------
                                      Name/Title